02018594

Rec'd MAR 7 2002 601

Vf 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 28100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/00 (MM/DD/YY) AND ENDING 12/31/00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Tax Advisory, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Shawn Court
(No. and Street)

Alamo, (City) California (State) 94507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Kolsch (925) 831-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edic, William Charles
(Name — if individual, state last, first, middle name)

1012 White Gate Road (Address) Alamo (City) California (State) 94507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Revised

3/14/02 SS

OATH OR AFFIRMATION

I, Gordon Kolsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tax Advisory, as of December 31, 19 00, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

GINA M. REIBOLDT
Comm. # 1339480
NOTARY PUBLIC - CALIFORNIA
Contra Costa County
My Comm. Expires Jan. 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

Edic, William Charles
Certified Public Accountant [70]

ADDRESS

1012 White Gate Road [71]	Alamo [72]	CA [73]	94507 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[80]	[81]	[82]	[83]			

WILLIAM C. EDIC

Certified Public Accountant
1012 White Gate Road
Alamo, California 94507

Phone/Fax (925) 820-3324

Mr. Gordon Kolsch
THE TAX ADVISORY, INC.
Alamo, CA 94507

Revised

I have audited the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2000. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the report referred to above presents fairly, in all material respects, the financial position of The Tax Advisory, Inc. as of December 31, 2000, and the results of its operations and statement of cash flow for the year then ended, in conformity with generally accepted accounting principles.

In my audit of the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2000 I performed the expanded review of internal control procedures as required by SEC Rule 17a-5. These included a review of the accounting system, the internal accounting control and procedures for safeguarding securities including appropriate tests of the period since the prior examination date.

I did not verify, by physical inspection and examination, all client funds and securities on hand. As of such date, and in accordance with their normal custom and practice, The Tax Advisory, Inc. did not have any client funds or securities on its premises. Rather, physical custody of all client funds and securities were held by several financial institutions (banks, brokerage firms, mutual funds, etc.) and in the name of the client. Accordingly, I performed the following procedures as of December 31, 2000:

I obtained independent third-party confirmations of all funds on deposit with banks, funds invested in mutual funds, and securities held by brokerage firms. I reconciled the confirmation replies to the underlying books and records and bank statements and month end statements of account from the mutual funds and brokerage firms and to the detail investment records of The Tax Advisory, Inc. All funds and investments owned for their account are held under The Tax Advisory, Inc. name in banks or publicly traded mutual funds. The Tax Advisory, Inc. only received funds for provided investment advice. No receipts occurred from the sale of securities or mutual fund shares except for it's own account.

I obtained independent written confirmations of the balance of investments as of December 31, 2000 for each of the Company's investments noting none belonging to clients. I obtained a judgmental sample of transactional invoices and compared the information contained thereon with brokerage statements. No material exceptions or discrepancies were noted. I noted that all cash deposits were due to investment services provided.

Based on the results of my physical inspection and confirmation examination, it is my opinion that the statement of financial condition, results of operations, cash flow, and Computation of Net Capital of The Tax Advisory, Inc. did not contain any inadequacies at the date of examination in accordance with the Computation of Net Capital under Section 240.15c3-1, the Computation of Determination of Reserve Requirements for Brokers or Dealers under Exhibit A of Sec. 240.15c3-3, and information Relating to the Possession or Control Requirements under Sec. 240.15c3-3.

I also reviewed the practices and procedures followed by The Tax Advisory, Inc. regarding:

i. Making the periodic computation of aggregate indebtedness and net capital under Sec. 240.17a-3(a)(11) and the reserve required by Sec. 240.15c3-3(e);

ii. Making quarterly securities examinations (Mutual Fund holdings) and any recordation of differences required by Sec. 240.17a-13;

iii. Complying with the requirement for prompt payment for securities (mutual fund acquisitions) of section 4(c) of Regulation T (Sec. 220.4 (c) of chapter II of title 12) of the Board of Governors of the Federal Reserve System;

iv. Maintaining physical possession or control of fully paid securities as required by Sec. 240.15c3-3. The Tax Advisory, Inc. does not have possession of client securities or investments in publicly traded mutual funds.

In connection with my audit and my review of procedures for safeguarding securities, nothing came to my attention that caused me to believe that the company was not in compliance with terms and conditions of any sections of the Securities Exchange Act of 1934. No material inadequacies were found to exist.

February 10, 2002
Alamo, California

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	The Tax Advisory, Inc.	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/00 [98]

SEC FILE NO. 8-28100 [99]

Consolidated [ ] [198]

Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 3,982	200			$ 3,982	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	30,672	424				
E. Spot commodities		430			30,672	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 23,350 [130]						
B. At estimated fair value		440	23,350	610	23,350	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	40,353	680	40,353	920
11. Other assets		535	1,207	735	1,207	930
12. TOTAL ASSETS	$ 34,654	540	$ 64,910	740	$ 99,564	940

OMIT PENNIES

Revised

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Tax Advisory, Inc. as of 12/31/00

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	4,585 [1385]	4,585 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		25,000 [1400]	25,000 [1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ 29,585 [1450]	$ 29,585 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		100 [1792]
C. Additional paid-in capital		80,971 [1793]
D. Retained earnings		(11,092) [1794]
E. Total		69,979 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 69,979 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 99,564 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Tax Advisory, Inc. **as of** 12/31/00

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 69,979	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			69,979	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			25,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 94,979	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 64,910	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities — proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(64,910)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 30,069	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	4,601	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(4,601)	3740
10. Net Capital			$ 25,468	3750

OMIT PENNIES

Revised

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Tax Advisory, Inc. as of 12/31/00

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	[3760]
14. Excess net capital (line 10 less 13)		$ 20,468	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 25,468	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	[3790]
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	[3830]
19. Total aggregate indebtedness		$	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		%	[3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

REVISED

THE TAX ADVISORY, INC.
Reconciliation of Audited and Focus Report
Computation of Net Capital
December 31, 2000

Net capital per Audited Report	$ 30,069
Net capital per Focus Report	25,468
Difference due to haircuts computation	$ 4,601

William C. Edic, Certified Public Accountant

Revised

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Tax Advisory, Inc.

For the period (MMDDYY) from 1/1/00 [3932] to 12/31/00 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(12,144)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		33,738	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		90,000	3975
8. Other revenue		50,519	3995
9. Total revenue		$ 162,113	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 100,000	4120
11. Other employee compensation and benefits		7,564	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		235	4195
15. Other expenses		48,572	4100
16. Total expenses		$ 156,372	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 5,742	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 5,742	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 478	4211

REVISED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Tax Advisory, Inc.

For the period (MMDDYY) from 1/1/00 to 12/31/00

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 29,910	4240
A. Net income (loss)		5,742	4250
B. Additions (includes non-conforming capital of	$ [4262])	34,327	4260
C. Deductions (includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 69,979	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 25,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 25,000	4330

OMIT PENNIES

REVISED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Tax Advisory, Inc. as of 12/31/00

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm $ Emmett Larkin, Patterson Firm [4335] .... [4570]
   - D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

REVISED

NASD REGULATION
An NASD Company

Roberto Grasso
Supervisor of Examiners

February 8, 2002

Mr. Gordon Kolsch
President
The Tax Advisory, Inc.
40 Shawn Court
Alamo, CA 94507-2866

Dear Mr. Kolsch:

This acknowledges receipt of your 2000 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> An accurate computation of net capital due to the firm's incorrect treatment of $23,350 in Nasdaq warrants. These securities are not readily marketable and therefore, should be treated as a non-allowable asset.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules and Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a newly completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Kathleen Hart, Compliance Examiner, at (415) 882-1282.

Sincerely,

Roberto Grasso
Supervisor of Examiners

RG:ra

cc: Jack Bruns, Chief Examiner, Securities and Exchange Commission
William C. Edic, Certified Public Accountant

Enclosure

William C. Edic, CPA
1012 White Gate Road
Alamo, CA 94507
Phone/Fax (925) 820-3324
e.mail: wedic@cs.com

William C. Edic, CPA

Fax

To:	Angelita, NASD Regulation	From:	Bill Edic
Fax:	415-546-6991	Pages:	1
Phone:		Date:	February 10, 2002
Re:	Tax Advisory, Inc	CC:	Gordon Kolsch

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● Comments:

In answer to your query here is the breakdown of the investment balance sheet amount for The Tax Advisory, Inc. at 12/31/00:

Investment	# shrs.	Per Shr. Price	Value	
Technology Innovaters Fund	718.408	23.13	16,616.78	
Fidelity Growth Co. Fund	196.764	71.43	14,054.85	
NASD shares	250.000	13.00	3,250.00)	
NASD Phase 1 Warrents	300.000	11.00	3,300.00)	$23,350
NASD Phase 11 Warrents	1,200.00	14.00	16,800.00)	
			$ 54,021.63	

If you have any questions please contact me at the letterhead address.

Very truly yours,

Bill Edic
William C. Edic

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: The Tax Advisory, Inc [13]

SEC FILE NO.: 8-28100 [14]

FIRM I.D. NO.: 94-2717719 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

40 Shawn Court [20]

(No. and Street)

Alamo, [21] CA [22] 94507 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/00 [24]

AND ENDING (MM/DD/YY): 12/31/00 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gordon Kolsch, The Tax Advisory, Inc. [30]

(Area Code)—Telephone No.: 925-831-3000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 5th day of February 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

REVISED